Filer:  Phone.com, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                  Commission File No. 000-25687

On September 29, 2000, Phone.com, Inc. issued the following press release:

                                                              [PHONE.COM LOGO]

FOR IMMEDIATE RELEASE




                   PHONE.COM SETS RECORD DATE FOR ANNUAL
                              GENERAL MEETING

        SHAREHOLDERS TO VOTE ON APPROVAL OF MERGER WITH SOFTWARE.COM

REDWOOD CITY, CALIF., -SEPTEMBER 29, 2000 - Phone.com, Inc. (Nasdaq: PHCM), a leading provider of wireless Internet infrastructure and application software, today announced that the company has set a record date as of close of business on September 25, 2000. Shareholders of record for the company as of the record date will vote on adoption of the merger agreement between Phone.com and Software.com (Nasdaq: SWCM). Phone.com will hold its annual general meeting on November 17, 2000, at which Phone.com shareholders will vote on approval of the merger and certain other matters.

ABOUT PHONE.COM
Phone.com is a leading provider of software, applications, and services that enable the delivery of Internet-based information and voice services to mass-market wireless telephones. Using its software, wireless subscribers have access to Internet- and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Phone.com is headquartered in Silicon Valley, California and has regional offices in Boston, Belfast, Copenhagen, Hong Kong, London, Madrid, Mexico City, Paris, Rome, Seoul, Tokyo and Washington, D.C. Visit www.phone.com for more information.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:
Investors and security holders of Phone.com are advised to read the definitive joint proxy statement/prospectus regarding the proposed merger contained in the Form S-4 filed that will be filed by the companies because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed by Phone.com with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at http:\\www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Phone.com or Software.com.

Phone.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Phone.com's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Phone.com's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 28, 1999. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Phone.com.

     Phone.com and the Phone.com logo are trademarks of Phone.com, Inc.

INVESTOR INQUIRIES:

PHONE.COM, INC.                SOFTWARE.COM, INC.
Leslie Nakajima                Mike Musson
+1 (650) 817 PHCM (7426)       +1 (805) 882 2470 x289
lnakajim@corp.phone.com       mike.musson@software.com


MEDIA INQUIRIES:

PHONE.COM, INC.                PHONE.COM (EUROPE)       PHONE.COM JAPAN K.K.
Whitney Gould                  LIMITED                  Hiroko Kimura
PR21                           Vicky Ryce               Phone.com Japan K.K.
+1 (415) 369 8108              Phone.com (Europe)       +81 3 5325 9204
Whitney_gould@pr21.com         Limited                  hiroko@corp.phone.com
                               +44 (0) 1442 288 109
                               vryce@corp.phone.com


SOFTWARE.COM, INC.             SOFTWARE.COM
Fred Bateman                   Akinori Itoh
FitzGerald Communications      Akinori.Itoh@software.com
+1 (415) 677 0208
fbateman@fitzgerald.com

                                   * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.